UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2022

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Notification of Major Holdings dated 25 February 2022, prepared by WPP plc.

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
JE00B8KF9B49

Issuer Name
WPP PLC

UK or Non-UK Issuer
Non-UK

2. Reason for Notification
An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
Wellington Management Group LLP

City of registered office (if applicable)
Boston

Country of registered office (if applicable)
United States

4. Details of the shareholder

Name	City of registered office	Country of registered office
Vidacos Nominees Limited
State Street Nominees Limited
ROY Nominees Limited
Nortrust Nominees Limited
Mellon Nominees (UK) Ltd.
JP Morgan Chase Nominees Limited
HSBC Global Custody Nominee (UK) Limited
Goldman Sachs International
Euroclear Nominees Limited
BNY (OCS) Nominees Limited
BBH ISL Nominees Ltd

5. Date on which the threshold was crossed or reached
23-Feb-2022

6. Date on which Issuer notified
24-Feb-2022

7. Total positions of person(s) subject to the notification obligation
..	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	5.000000	0.100000	5.100000	58308903
Position of previous notification (if applicable)	4.910000	0.100000	5.010000

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
JE00B8KF9B49		57139944		5.000000
Sub Total 8.A	57139944		5.000000%
8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt			105	0.000000
Sub Total 8.B1			105	0.000000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Equity Swap	22/05/2023	25/01/2022 to 22/05/2023	Cash	1156346	0.100000
Equity Swap	15/05/2023	25/01/2022 to 15/05/2023	Cash	12508	0.000000
Sub Total 8.B2				1168854	0.100000%

9. Information in relation to the person subject to the notification obligation
2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Wellington Management Group LLP	Wellington Group Holdings LLP	5.000000		5.100000%
Wellington Group Holdings LLP	Wellington Investment Advisors Holdings LLP	5.000000		5.100000%
Wellington Investment Advisors Holdings LLP	Wellington Management Company LLP
Wellington Investment Advisors Holdings LLP	Wellington Management Global Holdings, Ltd.
Wellington Management Global Holdings, Ltd.	Wellington Management International Ltd

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Wellington Management Company LLP is an investment management entity that manages the assets of certain funds and/or managed accounts and the assets under its management include:51,311,749 of interests described in Box 8A, Box 8B 1 and Box 8B 2 of this notification.Wellington Management Company LLP is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.Wellington Management International Ltd is an investment management entity that manages the assets of certain funds and/or managed accounts and the assets under its management include:6,997,154 of interests described in Box 8A of this notification.Wellington Management International Ltd is a direct controlled undertaking of Wellington Management Global Holdings, Ltd., which, in turn, is a direct controlled undertaking of Wellington Investment Advisors Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Group Holdings LLP, which, in turn, is a direct controlled undertaking of Wellington Management Group LLP.

12. Date of Completion

24-Feb-2022

13. Place Of Completion

London, UK

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 25 February 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary